Exhibit (a)(5)
OSI Restaurant Partners, Inc. Announces Completion of Acquisition by
Bain Capital, Catterton Partners and Company Founders
Tampa, FL, June 14, 2007 — OSI Restaurant Partners, Inc. (NYSE: OSI) today announced the completion of its acquisition by an investor group comprised of private equity firms Bain Capital Partners, LLC and Catterton Management Company, LLC, as well as company founders Chris T. Sullivan, Robert D. Basham and J. Timothy Gannon, and certain members of OSI management.
Under the terms of the $3.5 billion transaction, OSI stockholders are entitled to receive $41.15 per share in cash. Messrs. Sullivan, Basham and Gannon agreed with Kangaroo Holdings, Inc., an entity controlled by funds associated with Bain Capital Partners and Catterton Management Company to receive only $40.00 per share in cash for their shares in a sale transaction with a member of the investor group consummated immediately prior to completion of the transaction. Separately, Messrs. Sullivan, Basham and Gannon contributed shares to Kangaroo Holdings, Inc. in exchange for its stock, and those shares have been exchanged at a per share valuation of $40.00 per share.
With the transaction complete, Bain Capital owns a majority interest in OSI, and Catterton Management and the company founders own a minority stake. The current OSI senior management team, led by Bill Allen and Paul Avery, will continue to operate the business, and has also acquired a minority stake in the company.
“We believe that our restaurant concepts are better positioned to focus on opportunities and to execute our business initiatives as a private company,” said Bill Allen, Chief Executive Officer of OSI Restaurant Partners, Inc. With the support and loyalty of our partners we are confident we can accomplish our objectives. Our team looks forward to working with Bain Capital and Catterton Partners, whose support and extensive experience in the restaurant industry will help us open a new and exciting chapter in our company’s history.”
OSI common stock has ceased trading on the New York Stock Exchange prior to the open of the market on June 14, 2007, and is no longer listed.
As previously announced, on June 5, 2007, OSI stockholders approved the merger at a special meeting. Stockholders who hold shares through a bank or broker will not have to take any action to have their shares converted into cash, since these conversions will be handled by the bank or broker. Stockholders who hold certificates can exchange their certificates for $41.15 per share in cash, without interest, through OSI’s transfer agent, Bank of New York. Bank of New York will be mailing out instructions to registered stockholders in the next several days regarding specific actions they will need to take to exchange their shares for the cash consideration.

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About OSI Restaurant Partners
OSI Restaurant Partners’ portfolio of brands consists of Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse & Wine Bar, Roy’s, Lee Roy Selmon’s, Blue Coral Seafood & Spirits and Cheeseburger in Paradise restaurants. It has operations in 50 states and 20 countries internationally.
About Bain Capital
Bain Capital Partners, LLC (www.baincapital.com) is a global private investment firm that manages several pools of capital including private equity, venture capital, public equity and leveraged debt assets with approximately $50 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 230 companies around the world, including such restaurant concepts as Domino’s Pizza, Dunkin’ Brands and Burger King, and retailers including Toys “R” Us, AMC Entertainment, Michael’s Stores, Staples and Burlington Coat Factory. Headquartered in Boston, Bain Capital has offices in New York, London, Munich, Tokyo, Hong Kong and Shanghai.
About Catterton
With more than $2 billion under management, Catterton Partners is a leading private equity firm in the U.S. focused exclusively on the consumer industry. Since its founding in 1990, Catterton has leveraged its investment capital, strategic and operating skills, and network of industry contacts to establish one of the strongest investment track records in the consumer industry. Catterton invests in all major consumer segments, including Food and Beverage, Retail and Restaurants, Consumer Products and Services, and Media and Marketing Services. Catterton has led investments in companies such as Build-A-Bear Workshop, Cheddar’s Restaurant Holdings Inc., P.F. Chang’s China Bistro, Baja Fresh Mexican Grill, First Watch Restaurants, Frederic Fekkai, Kettle Foods, Farley’s and Sathers Candy Co., and Odwalla, Inc., More information about the firm can be found at www.cpequity.com.
Forward-Looking Statements
This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the completed transaction and future performance. These statements are based on the current expectations of management of OSI Restaurant Partners. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, among other things, OSI Restaurant Partners may be adversely affected by unexpected costs of the transaction or by other economic, business and/or competitive factors. Additional factors that may affect the future results of OSI Restaurant Partners are set forth in its filings with the Securities and Exchange commission (“SEC”), which are available at http://www.sec.gov. Unless required by law, OSI Restaurant Partners undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Media and Investor Contact:
For OSI Restaurant Partners:
Dirk Montgomery
Chief Financial Officer
OSI Restaurant Partners, Inc.
(813) 282-1225
For Bain Capital:
Alex Stanton
Stanton Crenshaw Communications
(212) 780-1900
alex@stantoncrenshaw.com
For Catterton Partners:
Barrett Golden
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449